UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Sino Gas International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25659R 10 1
(CUSIP Number)

Liu Yuchuan

No.18, Zhong Guan Cun Dong Street

Haidian District, Beijing 100083

China

86-10-82600527

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25659R 10 1

1.	NAME OF REPORTING PERSON: Liu Yuchuan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,524,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,524,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,524,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3(1)
14.	TYPE OF REPORTING PERSON IN

(1)          Percentage calculated based on 57,608,833 shares of common stock outstanding as of September 30, 2013, as set forth in the Form 10-Q of the Company filed with the SEC on November 19, 2013.

CUSIP No.	25659R 10 1

1.	NAME OF REPORTING PERSON: Eloten Group Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,524,174
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,524,174

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,524,174
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3(1)
14.	TYPE OF REPORTING PERSON CO

(1)          Percentage calculated based on 57,608,833 shares of common stock outstanding as of September 30, 2013, as set forth in the Form 10-Q of the Company filed with the SEC on November 19, 2013.

INTRODUCTORY NOTE

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is filed with respect to Sino Gas International Holdings, Inc. (the “Company” or the “Issuer”) jointly by Mr. Liu Yuchuan and Eloten Group Ltd. (collectively referred to herein as the “Reporting Persons”) pursuant to their joint filing agreement, filed with amendment no. 1 to the Schedule 13D as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 2 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2006, on behalf of Mr. Liu Yuchuan (as previously amended by amendment No. 1 to the Schedule 13D filed on May 8, 2012, on behalf of the Reporting Persons, the “Schedule 13D”).

Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and replaced by the following:

This Amendment No. 2 is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons was filed with the Schedule 13D as Exhibit 7.01 and incorporated herein by reference. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k) of the Act.

The Reporting Persons may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act and comprised of the Reporting Persons with respect to the transactions described in Item 3 and Item 4 of this Schedule 13D. Except as otherwise expressly set forth in this Amendment No. 2, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

(a)-(c), (f)             Mr. Liu Yuchuan (“Mr. Liu”) is a citizen of the People’s Republic of China. Mr. Liu has been the Chairman, Chief Executive Officer and President of the Company since September 7, 2006, and has been the sole director of Eloten since December 11, 2003. The principal business address of Mr. Liu is No. 18, Zhong Guan Cun Dong Street, Haidian District, Beijing 100083, People’s Republic of China.

Eloten Group Ltd. (“Eloten”) is a company organized and existing under the laws of the British Virgin Islands. Mr. Liu and his wife hold 70% and 30%, respectively, of the issued and outstanding equity interests of Eloten. Mr. Liu is the sole director of Eloten. Mr. Liu’s wife does not have power to vote or direct the vote or to dispose or direct the disposition of the Common Stock owned by Eloten Group. The principal business of Eloten is holding shares of the Company on behalf of Mr. Liu and his wife. The principal business address of Eloten is c/o No. 18, Zhong Guan Cun Dong Street, Haidian District, Beijing 100083, People’s Republic of China.

(d)-(e)     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

It is anticipated that at the price per share of common stock of the Company (“Common Stock”) set forth in the Proposal (as described in Item 4 below), approximately US$26 million will be expended in acquiring the 51,084,659 shares of Common Stock not currently owned by Mr. Liu (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by equity financing provided by Mr. Liu and MSPEA (as defined below). It is also anticipated that Mr. Liu, certain affiliates and nominees of Mr. Liu, and other members of the Issuer’s management may roll over equity securities of the Issuer they own into the acquisition vehicle established by Mr. Liu and MSPEA.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 8, 2013, Mr. Liu entered into a consortium agreement (the “Consortium Agreement”) with MSPEA Gas Holdings Limited (“MSPEA”), a vehicle controlled by Morgan Stanley Private Equity Asia IV, L.P. Under the Consortium Agreement, Mr. Liu and MSPEA agreed, among other things, (i) to jointly deliver a non-binding proposal (the “Proposal”) to the special committee of independent directors of the Company’s board of directors (the “Special Committee”) for the acquisition of the Publicly Held Shares, (ii) to deal exclusively with each other with respect to the transaction contemplated under the Proposal for a maximum of six (6) months after the date thereof, (iii) to conduct a joint assessment of the Company as promptly as reasonably practicable, and (iv) to use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company’s approval, to enter into the definitive agreements in respect of the transactions contemplated under the Proposal.

On December 8, 2013, Mr. Liu and MSPEA, on behalf of themselves, submitted the Proposal to the Special Committee. In the Proposal, Mr. Liu and MSPEA proposed to acquire, through an acquisition vehicle, all of the Publicly Held Shares for US$0.50 per share. The Proposal raised the consideration payable per share of Common Stock from US$0.48, as contemplated by the proposal letter submitted by Mr. Liu to the board of directors of the Company on April 28, 2012 (the “Original Proposal”), filed with amendment no. 1 to the Schedule 13D as Exhibit 7.02 and incorporated herein by reference. The Reporting Persons and MSPEA intend to finance the transactions contemplated under the Proposal through equity financing to be contributed by Mr. Liu and MSPEA and rollover financing to be provided by Mr. Liu, certain affiliates and nominees of Mr. Liu, and other members of the Company’s management.

The Proposal provides that it constitutes only a preliminary indication of Mr. Liu and MSPEA’s interest and does not constitute any binding commitment with respect to the proposed acquisition. Such a commitment will result only from the execution of definitive agreements and then will be on the terms provided in such documentation.

Any definitive agreement entered into in connection with the transactions contemplated under the Proposal is likely to be subject to customary closing conditions, including approval by the Company’s stockholders of the terms of such transactions, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to such agreement with its covenants thereunder, and the absence of a material adverse effect.

If the transactions contemplated under the Proposal are completed, the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would no longer be quoted on the Over-the-Counter Bulletin Board.

References to the Consortium Agreement and the Proposal in this Amendment No. 2 are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 7.03 and 7.04 and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and replaced by the following:

(a)-(b)	The following disclosure assumes that there are 57,608,833 shares of common stock outstanding as of September 30, 2013, as set forth in the Form 10-Q of the Company filed with the SEC on November 19, 2013.

The responses of the Reporting Persons to Rows (7) through (11) of the cover page of this statement are incorporated herein by reference.

Mr. Liu has shared voting and dispositive power over 6,524,174 shares of Common Stock, which represent approximately 11.3% of the Company’s total shares of Common Stock.

(c)	Except as set forth in Item 3 and 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the 60 days preceding the filing of this Amendment No. 2.

(d)-(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and replaced by the following:

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01	Joint Filing Agreement dated May 8, 2012 between the Reporting Persons (incorporated by reference to Exhibit 7.01 of amendment no. 1 to the Schedule 13D filed on May 8, 2012).

Exhibit 7.03	Consortium Agreement between Mr. Liu and MSPEA, dated as of December 8, 2013.

Exhibit 7.04	Proposal Letter from Mr. Liu and MSPEA to the Special Committee, dated as of December 8, 2013.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2013

Liu Yuchuan

By:	/s/ Liu Yuchuan

Eloten Group Ltd.

By:	/s/ Liu Yuchuan
Name: Liu Yuchuan
Title: Director

[Signature Page to Schedule 13D Amendment]